July 2007	Filed pursuant to Rule 433 dated June 25, 2007 relating to
Preliminary Pricing Supplement No. 314 dated June 25, 2007 to
Registration Statement No. 333-131266

Structured Investments
Opportunities in Currencies
“VISTA” Currency-Linked Capital Protected Notes due January 29, 2010
Based on the Performance of a Basket of Five Currencies Relative to the U.S. Dollar

Vietnamese dong + Indonesian rupiah + South African rand + Turkish lira + Argentine peso

Capital Protected Notes provide investors with exposure to a wide variety of assets and asset classes, including equities, commodities and currencies with limited or no downside risk to the initial investment. They are for investors who are concerned about principal risk and who are willing to forgo market interest rates in exchange for principal protection and upside exposure to the underlying assets.

S U M M A R Y T E R M S
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	July , 2007
Original issue date:	July , 2007
Maturity date:	January 29, 2010
Principal protection:	100%
Interest:	None
Basket:	Basket Currencies	Weighting
	Vietnamese dong (“VND”)	20%
	Indonesian rupiah (“IDR”)	20%
	South African rand (“ZAR”)	20%
	Turkish lira (“TRY”)	20%
	Argentine peso (“ARS”)	20%
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 times basket performance times the participation rate; provided that the supplemental redemption amount will not be less than zero.
Basket performance:	Sum of the weighted performance values of each of the basket currencies
Participation rate:	260% to 280%. The participation rate will be determined on the pricing date.
Performance value:	With respect to each of the basket currencies: [(initial exchange rate / final exchange rate) - 1] x weighting
Initial exchange rate:	The exchange rate on the pricing date
Final exchange rate:	The exchange rate on the valuation date
Exchange rate:	With respect to each basket currency, the rate for conversion of such basket currency into U.S. dollars as determined by reference to the applicable reference source described herein.
Valuation date:	January 20, 2010
CUSIP:	617446K81
Listing:	The notes will not be listed on any exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public(1)	Agent’s commissions(1)(2)	Proceeds to company
	Per note	100%	2.25%	97.75%
	Total	$	$	$

(1) The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $992.50 per note. Please see “Syndicate Information” on page 5 for further details.
(2) For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THIS OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 314, dated June 25, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“VISTA” Currency-Linked Capital Protected Notes

Investment Overview

The Currency-Linked Capital Protected Notes due January 29, 2010 (the “notes”), issued by Morgan Stanley, provide investors with an opportunity to gain direct exposure to a basket of five currencies with no downside risk to principal.

If at maturity, the equally-weighted basket of five currencies (the “basket”) has appreciated relative to the U.S. dollar, the investment return will be 2.6 -2.8:1 upside participation (e.g. a 10% appreciation will return 100% of principal plus 26%-28% at maturity). If the basket has not appreciated or has depreciated, the investment will return par at maturity. There will be no interest payments on the notes.

Maturity:	2.5 years
Protection at maturity:	100%
Payment at maturity:	(i) If the basket appreciates
=>260%-280% of the positive performance of the basket
(ii) If the basket does not appreciate or depreciates =>par

Basket Overview

Basket Currency	Weightings	Reference Source
Vietnamese dong (“VND”)	20%	Reuters	“VNDFIX=VN”
Indonesian rupiah (“IDR”)	20%	Reuters	“ABSIRIFIX01”
South African rand (“ZAR”)	20%	Reuters	“ECB37” = (ZAR/EUR)/(USD/EUR)
Turkish lira (“TRY”)	20%	Reuters	“ECB37” = (TRY/EUR)/(USD/EUR)
Argentine peso (“ARS”)	20%	“EMTA ARS industry survey (ARS03)”
		as taken from http://emta.org

How Do Currency Exchange Rates Work?

■	Currency exchange rates reflect the amount of one currency that can be exchanged for another currency.

■	The basket represents the combined performance of the exchange rates of the basket currencies from the pricing date to the valuation date, each of which reflects the rate of conversion of that currency into the U.S. dollar.

■

A decrease in an exchange rate means that the relevant basket currency has appreciated / strengthened relative to the U.S. dollar. This means that it takes fewer of the relevant basket currency to purchase one (1) U.S. dollar on the valuation date than it did on the pricing date. For example, below, ARS has strengthened relative to the U.S. dollar by 10%:

Pricing date = 3.0812 ARS / 1 USD and Valuation date = 2.8011 ARS / 1 USD

■

An increase in an exchange rate means that the relevant basket currency has depreciated / weakened relative to the U.S. dollar. This means that it takes more of the relevant basket currency to purchase one (1) U.S. dollar on the valuation date than it did on the pricing date. For example, below, ARS has weakened relative to the U.S. dollar by 10%:

Pricing date = 3.0812 ARS / 1 USD and Valuation date = 3.4236 ARS / 1 USD

Actual exchange rates on the pricing date will vary.

July 2007	Page 2

“VISTA” Currency-Linked Capital Protected Notes

Key Benefits

Exposure to currencies is a component of portfolio diversification. Investors who believe they have underweight exposure to the foreign currencies in the basket, overweight exposure to the U.S. dollar, or those concerned about the risks associated with investing directly in currencies can use the notes to gain exposure to the basket currencies while protecting 100% of principal at maturity.

Leverage	■	Uncapped 2.6-2.8:1 upside participation (260%-280%) in any basket appreciation
Performance

Protect	■	100% principal protection at maturity regardless of the performance of the basket
Principal

Access	■	Exposure to an equally-weighted basket of five currencies
	■	Portfolio diversification from traditional fixed income / equity investments

Summary of Selected Key Risks (see page 10)

■	No interest payments and possibility of no return

■	Currency exchange risk

■	Government intervention could materially and adversely affect the value of the notes

■	Many unpredictable factors will affect the value of the notes

■	Changes in the value of one or more of the basket currencies may offset each other

■	Consisting entirely of emerging markets currencies, the basket is subject to an increased risk of significant adverse fluctuations

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

■	Economic interests of the calculation agent may be potentially adverse to the investors

■	Issuer credit ratings may affect the market value

■	Secondary trading may be limited and you could receive less than par if you try to sell your notes prior to maturity

■	Hedging and trading activity by affiliates of the issuer could adversely affect exchange rates for the basket currencies

Suitability

The notes may be suitable for investors who:

■	Do not require current income / coupon payments

■	Are capable of understanding the complexities / risks specific to the notes, and specifically, the basket currencies

■	Are willing to receive no return on the notes should the basket depreciate or not appreciate

July 2007	Page 3

“VISTA” Currency-Linked Capital Protected Notes

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount, as well as the potential for appreciation based on whether the basket has appreciated relative to the U.S. dollar on the valuation date.

Expected Key Dates
Pricing date:	Original issue date (5 business days after pricing date):	Maturity date:
July , 2007	July , 2007	January 29, 2010

Key Terms
Issuer:	Morgan Stanley
Basket:	Basket Currencies	Weighting
	Vietnamese dong (“VND”)	20%
	Indonesian rupiah (“IDR”)	20%
	South African rand (“ZAR”)	20%
	Turkish lira (“TRY”)	20%
	Argentine peso (“ARS”)	20%
Issue price:	$1,000 per note. See Syndicate Information below.
Stated principal amount:	$1,000
Interest:	None
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption	$1,000 times basket performance times the participation rate; provided that the supplemental
amount:	redemption amount will not be less than zero.
Basket performance:	Sum of the weighted performance values (i.e., percentage appreciation or depreciation) of each of the basket currencies as determined by the following formula:
[(initial VND exchange rate / final VND exchange rate) - 1] x 20%, plus
[(initial IDR exchange rate / final IDR exchange rate) - 1] x 20%, plus
[(initial ZAR exchange rate / final ZAR exchange rate) - 1] x 20%, plus
[(initial TRY exchange rate / final TRY exchange rate) - 1] x 20%, plus
[(initial ARS exchange rate / final ARS exchange rate) - 1] x 20%
A depreciation of one or more basket currencies will partially or wholly offset any appreciation in any of the other basket currencies such that the basket performance as a whole may be less than or equal to zero, in which case you will only receive your principal back at maturity.
Participation rate:	260% to 280%. The participation rate will be determined on the pricing date.
Initial exchange rate:	The exchange rate as posted on the applicable reference source on the pricing date
Final exchange rate:	The exchange rate as posted on the applicable reference source on the valuation date
For a description of how the final exchange rate will be determined if the applicable reference source is unavailable and in certain other circumstances, please see “Description of Notes – Exchange Rate”
in the accompanying preliminary pricing supplement.
Exchange rate:	With respect to each basket currency, the rate for conversion of such basket currency into U.S. dollars as determined by reference to the applicable reference source.
Reference source:	VND:	Reuters “VNDFIX=VN”
	IDR:	Reuters “ABSIRIFIX01”
	ZAR:	Reuters “ECB37” = (ZAR/EUR)/(USD/EUR)
	TRY:	Reuters “ECB37” = (TRY/EUR)/(USD/EUR)
	ARS:	“EMTA ARS industry survey (ARS03)” as taken from http://emta.org
Valuation date:	January 20, 2010

July 2007	Page 4

“VISTA” Currency-Linked Capital Protected Notes

General Information
Listing: CUSIP: Minimum ticketing size: Tax considerations:

None

617446K81

$1,000 / 1 note

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Optionally Exchangeable Notes.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. If the notes were priced on June 20, 2007, the “comparable yield” would be a rate of 5.4050% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,142.5705 due at maturity. The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement. You should read the discussion under “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Optionally Exchangeable Notes” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Income Taxation—Non-U.S. Holders—Notes.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee: Agent: Calculation agent: Payment currency: Contact:

The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)

Morgan Stanley & Co. Incorporated

Morgan Stanley Capital Services Inc. (“MSCS”)

USD

You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

Syndicate Information

Issue price of the notes	Selling concession	Principal amount of notes for any single investor
$1,000.00	2.2500%	<$999K
$996.25	1.8750%	$1MM-$2.99MM
$994.375	1.6875%	$3MM-$4.99MM
$992.50	1.5000%	>$5MM

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

July 2007	Page 5

“VISTA” Currency-Linked Capital Protected Notes

Payment at Maturity

At maturity, investors receive (i) $1,000 + (ii) supplemental redemption amount

If the basket performance is:	The supplemental redemption amount will be:

Less than or equal to zero	$0 – Investors will only receive par at maturity

Greater than zero	$1,000 x basket performance x 260%-280%

Best Case	The basket appreciates and the return on the notes is 2.6-2.8:1 uncapped upside
Scenario	participation in the appreciation of the basket.

Worst Case	The basket depreciates and the notes redeem for par at maturity. This assumes the
Scenario	investment is held to maturity.

Note:

There is no cap on upside participation. You will receive 260%-280% of any basket appreciation.

If the basket performance at maturity is zero or negative, you will only receive par at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

July 2007	Page 6

“VISTA” Currency-Linked Capital Protected Notes

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Below are two full examples of how to calculate the payment at maturity.

Example 1: The basket performance is positive

Basket Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate

Vietnamese dong (“VND”)	20%	16,120.0000	15,352.3800
Indonesian rupiah (“IDR”)	20%	8,995.0000	8,566.6670
South African rand (“ZAR”)	20%	7.1512	6.8107
Turkish lira (“TRY”)	20%	1.3082	1.2459
Argentine peso (“ARS”)	20%	3.0812	2.9345

Basket performance = Sum of performance values

[(Initial VND exchange rate / Final VND exchange rate) - 1] x 20%, plus
[(Initial IDR exchange rate / Final IDR exchange rate) - 1] x 20%, plus
[(Initial ZAR exchange rate / Final ZAR exchange rate) - 1] x 20%, plus
[(Initial TRY exchange rate / Final TRY exchange rate) - 1] x 20%, plus
[(Initial ARS exchange rate / Final ARS exchange rate) - 1] x 20%

So, using the hypothetical exchange rates above:

[(16,120.0000 / 15,352.3800) -1] x 20% = 1% plus
[(8,995.0000 / 8,566.6670) -1] x 20% = 1% plus
[(7.1512 / 6.8107) -1] x 20% = 1% plus
[(1.3082 / 1.2459) -1] x 20% = 1% plus
[(3.0812 / 2.9345) -1] x 20% = 1%

Basket performance = 5%

Hypothetical basket performance =	5%
Hypothetical participation rate =	270%
Supplemental redemption amount =	$1,000 x basket performance x participation rate
= $1,000 x 5% x 270% = $135

Because the basket performance is greater than zero, investors will receive a supplemental redemption amount. Therefore, the total payment at maturity per note will be $1,135, which is the sum of the $1,000 principal amount and a supplemental redemption amount of $135.

July 2007	Page 7

“VISTA” Currency-Linked Capital Protected Notes

Example 2: Basket performance is zero or negative.

Basket Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate

Vietnamese dong (“VND”)	20%	16,120.0000	20,150.0000
Indonesian rupiah (“IDR”)	20%	8,995.0000	7,821.7391
South African rand (“ZAR”)	20%	7.1512	8.4132
Turkish lira (“TRY”)	20%	1.3082	1.5391
Argentine peso (“ARS”)	20%	3.0812	2.8011

Basket performance = Sum of performance values

[(Initial VND exchange rate / Final VND exchange rate) - 1] x 20%, plus
[(Initial IDR exchange rate / Final IDR exchange rate) - 1] x 20%, plus
[(Initial ZAR exchange rate / Final ZAR exchange rate) - 1] x 20%, plus
[(Initial TRY exchange rate / Final TRY exchange rate) - 1] x 20%, plus
[(Initial ARS exchange rate / Final ARS exchange rate) - 1] x 20%

So, using the hypothetical exchange rates above:

[(16,120.0000 / 20,150.0000) -1] x 20% = -4% plus
[(8,995.0000 / 7,821.7391) -1] x 20% = 3% plus
[(7.1512 / 8.4132) -1] x 20% = – 3% plus
[(1.3082 / 1.5391) -1] x 20% = – 3% plus
[(3.0812 / 2.8011) -1] x 20% = 2%

Basket performance = – 5%

Hypothetical basket performance = – 5%

Supplemental redemption amount = $0

Because the basket performance is less than (or equal to) 0%, the supplemental redemption amount will be $0 and the total payment at maturity per note will only equal the $1,000 principal amount per note.

The basket performance may be equal to or less than 0% even though one or more basket currencies have strengthened relative to the U.S. dollar over the term of the notes as this strengthening may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the U.S. dollar of one or more of the other basket currencies. In this example, the appreciation of the Indonesian rupiah and the Argentine peso is more than offset by the depreciation of the Vietnamese dong, the South African rand and the Turkish lira.

July 2007	Page 8

“VISTA” Currency-Linked Capital Protected Notes

Historical Information

The first five graphs below present each basket currency’s exchange rate performance relative to the U.S. dollar for the period from January 1, 2002 through June 21, 2007 and the final graph sets forth the historical performance of the basket relative to the U.S. dollar for such period and illustrates the effect of any offset and/or correlation among the basket currencies during such period. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. We will not use Bloomberg to determine the applicable exchange rates. You cannot predict the future performance of any of the basket currencies or of the basket as a whole, or whether the strengthening of any of the basket currencies relative to the U.S. dollar will be offset by the weakening of other basket currencies relative to the U.S. dollar, based on their historical performance.

July 2007	Page 9

“VISTA” Currency-Linked Capital Protected Notes

Selected Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances. The notes are not secured debt and investing in the notes is not equivalent to investing directly in the basket currencies. The following is a non-exhaustive list of certain key considerations for investors in the notes. For a complete list of considerations and risk factors, please see the preliminary pricing supplement, prospectus supplement and prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

■	No interest payments and possibility of no return. The terms of the notes differ from ordinary debt securities in that no interest will be paid. Because the supplemental redemption amount is variable and may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity.

■

Currency exchange risk. Fluctuations in the exchange rates between the U.S. dollar and the basket currencies will affect the value of the notes. Exchange rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region. Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the related countries. Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant foreign country and the U.S. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the U.S. and other countries important to international trade and finance. The weakening of any of the basket currencies relative to the U.S. dollar may have a material adverse effect on the value of the notes and the return on an investment in the notes.

■

Government intervention could materially and adversely affect the value of the notes. Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the basket currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

■

Many unpredictable factors will affect the value of the notes. These include: (i) interest rate levels; (ii) volatility of the basket currencies; (iii) geopolitical conditions and economic, financial; regulatory, political, judicial or other events that affect foreign exchange markets; (iv) the time remaining to the maturity; (v) availability of comparable instruments; (vi) intervention by the governments of the related basket currencies; and (vii) the issuer’s creditworthiness. In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the notes will vary and sale of the notes prior to maturity may result in a loss.

July 2007	Page 10

“VISTA” Currency-Linked Capital Protected Notes

■

Changes in the value of one or more of the basket currencies may offset each other. A decrease in the value of one or more of the basket currencies may wholly or partially offset any increase in the value of the other basket currencies.

■	Consisting entirely of emerging markets currencies, the basket is subject to an increased risk of significant adverse fluctuations. The notes are linked to the performance of a basket consisting solely of emerging markets currencies, including the Vietnamese dong which has a very thin trading market, even as compared to other emerging markets currencies. The basket also includes the currency of Argentina which, following a 4-year depression and a financial panic, defaulted on an $88 billion debt in December 2001. There is an increased risk of significant adverse fluctuations in the performance of the underlying basket of currencies as the basket consists entirely of currencies of less developed and less stable economies, without a stabilizing component that could potentially be provided by one of the major currencies. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant country, which may negatively affect the value of the notes.

■

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging its obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

■

Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to you at maturity.

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the notes.

■

Secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire. Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

■

Hedging and trading activity by affiliates of the issuer could adversely affect exchange rates for the basket currencies. Affiliates of the issuer will carry out hedging activities related to the notes (and possibly to other instruments linked to the basket currencies), including trading in futures, forwards and/or options contracts on the basket currencies as well as in other instruments related to the basket currencies. Affiliates of the issuer also trade the basket currencies and other financial instruments related to the basket currencies on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the value of the basket currencies and, as a result, could increase the value against the U.S. dollar at which the basket currencies must close on the valuation date before you receive a payment at maturity that exceeds the principal amount of the notes.

July 2007	Page 11